

September 22, 2025

T. Heath Fountain
Chief Executive Officer
Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, GA 31750

      Re: Colony Bankcorp, Inc.
          Registration Statement on Form S-4
          Filed September 15, 2025
          File No. 333-290271

Dear T. Heath Fountain:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Mark Kanaly